Via Facsimile and U.S. Mail
Mail Stop 6010

August 1, 2008

Steven P. Rasche
Chief Financial Officer
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, Ontario L4W 5M8

Re: **TLC Vision Corporation**
   Form 10-K for the Fiscal Year Ended December 31, 2007
   Filed March 17, 2008
   File Number: 000-29302

Dear Mr. Rasche:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Description of Refractive Laser Centers Segment, page 6

1.   We note your disclosure on page 6 of your filing that the majority of the company's excimer lasers are manufactured by VISX, a division of Advanced Medical Optics. We further note that you receive the majority of your revenues from refractive laser centers, and that each center has at least one excimer laser. If you have a manufacturing agreement for excimer lasers with VISX, please

provide us with an analysis supporting your determination that the agreement is not required to be filed as an exhibit pursuant to Item 601 (b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

2.   Please revise the contractual obligations table to include interest on long-term debt and revise the note to the table to explain this inclusion.

2. Summary of Significant Accounting Policies

Revenue Recognition, page 50

3.   The disclosure on page 31 states that the company began charging a fee on certain procedures as part of the Lifetime Commitment program during the year ended December 31, 2007. Please provide the following information:
   - Please explain to us how you accounted for the guarantees and obligations under the Lifetime Commitment program prior to December 31, 2007.
   - Clarify if there are any other warranties outside of the lifetime commitment program for the periods presented and how you account for those warranties.
   - You state that the fee also includes follow up visits. Please tell us why some of the fee is not deferred over the period of the follow up visits.
   - Disclose the dollar amount of deferred revenue recorded for the year ended December 31, 2007 and where that amount is included on the balance sheet.
   - Please revise your disclosure to include the period over which the deferred revenues are being amortized into income and describe the data that was used to determine the appropriate amortization methodology.

9. Goodwill, page 56

4.   Please explain why such a substantial amount of the goodwill impairment was allocated to the two ambulatory surgical centers that are included in discontinued operations and how this allocation complies with GAAP. Also, please tell us whether there was any gain or loss recognized upon divestiture of the two ambulatory surgical centers and, if so, the amount and where this amount was recorded. In addition, please tell us why you believe the divestures qualify for discontinued operations as it is not clear how this complies with SFAS 144 based on your disclosure that states "the company determined that the divested locations warranted discontinued operation treatment due to the significance of the impairment charges recorded on the disposed centers".

Item 15. Exhibits and Financial Statement Schedules, page 75

5.   It appears that you have described the following agreements, but have not filed them as exhibits:

- Purchase agreement with JEGC OCC Corp for the sale of all of your common shares of OccuLogix, Inc.;
- Master Capital Lease Agreement with American Medical Optics

Please provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601 (b)(10) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant